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EXHIBIT 99.4

News Release

EMPLOYEES AT NORANDAL'S SALISBURY PLANT RATIFY
NEW THREE YEAR COLLECTIVE AGREEMENT

SALISBURY, NORTH CAROLINA, November 21, 2003 — Norandal USA Inc. today announced that its employees, members of Local 8573 of the United Steelworkers of America, have voted to ratify a new three year labor contract at its aluminum rolling mill in Salisbury, N.C.

The new agreement, which is effective November 20, 2003, provides for increases in wages, pensions and other benefits, as well as changes to the group insurance program.

Norandal USA, Inc., a wholly owned subsidiary of Noranda Inc., is a leading manufacturer of aluminum foil products in the North American market. Norandal operates four foil fabrication plants located in North Carolina, Tennessee and Arkansas.

CONTACT:
Alan Brown
Vice-President, Human Resources
Noranda Aluminum
615-771-5711

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NEWS RELEASE